Exhibit 99.1

Hut 8 Mining Announces Purchase Agreement to Expand Hashrate Capacity to 2.5 Exahash by end of 2021

TORONTO, June 30, 2021 -- Hut 8 Mining Corp. (NASDAQ:HUT | TSX: HUT) (“Hut 8” or the “Company”), one of North America’s largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update. All figures are in Canadian dollars unless otherwise stated.

Hut 8 has executed on a $44.373 million USD purchase of MicroBT M30S, M30S+ and M31S miners from SuperAcme Technology (Hong Kong) Limited (“SuperAcme”), representing approximately $44/Terahash. The miners are expected to be delivered starting in October 2021 and full deployment is anticipated to be complete by December 2021. This purchase complements a smaller purchase of 863 M30S+ and M30S miners made earlier this week that is expected to be delivered and fully deployed in July, 2021.

The anticipated production capacity increase with both purchases upon full deployment is expected to be 1.081 E/H, which alongside previously announced investments, should bring Hut 8’s total installed capacity to approximately 2.5 E/H. The new fleet of miners is expected to make up the first operational fleet in the Company’s planned 100 MW facility being developed in partnership with Validus Power.

“We are excited to have identified this unique opportunity to purchase MicroBT equipment that will enable us to almost double our hashrate before the end of the year and substantially increase the number of Bitcoins earned on a daily basis” remarked Jaime Leverton, Chief Executive Officer of Hut 8 Mining.

The 2.5 E/H installed production capacity noted above adds to the 1,600 Gigahash anticipated from the NVIDIA cryptocurrency mining processors. Given current bitcoin network dynamics, these hashrate installations are expected to increase Hut 8’s current average production from 6.5 – 7.5 Bitcoin per day, to 14 – 16 Bitcoin per day based on current economic conditions.

Bitcoin Network Difficulty Update

As recently reported, with the exodus of bitcoin network hashrate from China, latest estimates suggest a sharp reduction in network difficulty on July 2, 2021, in the range of 24% to 26%. While early in the transition, it is anticipated that the reduction in network difficulty will increase Hut 8’s current average self-mined production by approximately 2 Bitcoin, from 6.5 – 7.5 Bitcoin per day, to 8.5 – 9.5 Bitcoin per day, without any direct corresponding costs. After giving effect to (i) the announced hash rate expansion above (2.5 E/H plus 1600 Gigahash, expected to be in place by the end of 2021) and (ii) the anticipated reduction in network difficulty, all else being equal, Hut 8 estimates that its average daily self-mined Bitcoin will increase to 20 – 22 Bitcoin per day.

About Hut 8:

Hut 8 is one of North America’s largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin’s market direction. The Company’s multi-pronged business strategy includes profitable digital asset mining, white-label high performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8’s team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on being ESG aligned. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward-Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, statements regarding the anticipated expansion of the current installed hashrate, the Company's trajectory to produce additional Bitcoin, planned investments for the balance of 2021, the expected timing of the installation and deployment of the SuperAcme miners, the NVIDIA CMPs and the expected incremental production of Bitcoin resulting therefrom, the build-out of a 100 MW facility and the anticipated readiness of the initial 35 MW portion of such facility.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Media Contact

Hut 8

dea.masottipayne@northstrategic.com